Mail Stop 3533
      							October 27, 2005


Mr. Zvi Slonimsky
Chief Executive Officer
Alvarion Ltd.
21A HaBarzel Street
Tel Aviv 69710, Israel

	Re:	Alvarion Ltd.
      Form 20-F for Fiscal Year Ended December 31, 2004
		Filed: June 21, 2005
		File No. 0-30628

Dear Mr. Slonimsky:


      We have reviewed your filing and have the following comments.
We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 20-F for Fiscal Year Ended December 31, 2004
Financial Statements
Note 1: General
d. Acquisition of interWAVE Communcations International, Ltd. page
F-
11

1. Expand your disclosure in Note 1:d and tell us in your response letter how you determined the fair value of the 320,826 options granted to Interwave employees. Describe for us the terms of these options and the method you used to determine their value.

Note 2: - Significant Accounting Policies
g. Inventories, page F-15

2. Refer to the penultimate paragraph of page F-15, which indicates approximately $6.1 million and $5.6 million of previously written off inventory was used in 2003 and 2004, respectively. With a view to additional disclosure, tell us the following:
* Describe this inventory,
* Describe the circumstances and timing of the original write-downs,
* Explain why you were able to use this inventory after it had been written-off,
* Describe your original expectations that were un-met,
* Describe how you accounted for the sales of these inventories,
* Describe any remainder of these inventories on hand at December
31,
2004, and
* Explain the impact of the use of the previously charged-off inventory on your results of operations in 2003 and 2004, including the impact on your gross profit in each period.

3. In addition, please also provide a comprehensive discussion in MD&A addressing each of the issues identified in the above comment.

k. Other intangible assets, net, page F-16

4. In light of your acquisitions of InnoWave Wireless Systems and interWAVE Communications International, Ltd., it is unclear to us why you have only one reporting unit. Please refer to SFAS No. 142 and explain to us in detail the basis for your conclusion.

5. Disclose and explain to us, in detail, your basis for not performing your annual goodwill impairment test in 2004. You should address each of the SFAS No. 142, paragraph 27 criteria in your response. Also, specifically explain to us why your recent acquisition of interWAVE Communications International, Ltd did not necessitate a re-measurement of the fair value of the reporting unit.
Please also tell us the amount of your most recent fair value determination and the margin that this amount exceeded the carrying amount of the reporting unit.





*    *    *    *





      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

      You may contact Joseph M. Kempf, Senior Staff Accountant, at
(202) 551-3352 or Robert S. Littlepage, Accountant Branch Chief,
at
(202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact me at
(202)
551-3810 with any other questions.


								Sincerely,



								Larry Spirgel
								Assistant Director


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Mr. Zvi Slonimsky
Chief Executive Officer
Alvarion Ltd.
October 27, 2005
Page 4